UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company with Authorized Capital

CNPJ/MF 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO SHAREHOLDERS

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”), hereby communicates the Shareholders and the market on the implementation of its Program for Reinvestment of Dividends (PRD), as approved by the Brazilian Securities and Exchange Commission (“CVM”) in the scope of Proceeding SP 2013/0207 (“Program”).

The Program aims at offering the shareholders an alternative for systematic and organized reinvestment of their dividends and/or interest on capital in shares of Santander Brasil.  The Program focuses on individuals that are shareholders holding book entry-shares and account holders at Santander Brasil.

The adhering shareholder will establish the percentage of their dividends and/or interest on net equity that they wish to reinvest in shares of Santander Brasil.  There will be, however, a limit of five thousand Reais (R$ 5,000.00) per shareholder for each reinvestment transaction.

The acquisitions of the share deposit certificates (“Units”) of the Company will be carried out by Santander Corretora de Câmbio e Valores Mobiliários S.A. (“Brokerage Firm”).  The adhering shareholders will expressly authorize the Brokerage Firm, under the “General Conditions of the Adhesion Term to PRD”, to separate the Units in underlying common and preferred shares to deliver these shares to the shareholders.  The shares to be delivered by Brokerage Firm to the shareholders will be apportioned, at average acquisition price, among the shareholders ratable to the capital invested by each of them.

Moreover, the acquisition transactions will be registered at BM&FBOVESPA in special purpose account.  The shares will be posted on the deposit account of Santander Brasil in the name of the shareholder.  If the acquisition of the Units is not possible within three (3) business days as of the date of payment of the dividends and/or interest on capital, for whatever reasons, the funds will be restituted to the shareholder, upon no remuneration or monetary correction, within five (5) business days as of the end of the term for fulfillment of the acquisition order.  The funds will be restituted as credit to the shareholder’s bank account kept with the Company.

The shareholders adhering to the Program must fully comply with the provisions in articles 11 and 12 of CVM Ruling 358/02 and execute the “General Conditions for Reinvestment of Dividends and/or Interest on Capital” and the “Adhesion Term to the Program for Reinvestment of Dividends and/or Interest on Capital”, which detail all conditions of the Program.  Such documents will be available to the shareholders at the Shareholder’s Portal www.santander.com.br/acionistas  - Home > Serviços aos Acionistas > PRD.

São Paulo, November 1, 2013

Banco Santander (Brasil) S.A.

Carlos Alberto López Galán
Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 1, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer